LEAD INVESTOR

Adam Nimeh

I believe in the product and the team behind Squid Healthcare. I am excited to back a product that will provide a unique offering to a large medical aesthetic market. Eye Mask MD has all the elements to be a big success with solid IP protection and an upcoming FDA approval. Ahmad and Ron are experts in this space and my investment strategy has been to follow smart and resourceful entrepreneurs with a clear plan for growth. The future is bright, and I believe this team will be able to successfully deliver.

Invested $30,000 this round

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